NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium’s Board approves nitrogen debottleneck expansion

February 25, 2014 – ALL AMOUNTS ARE STATED IN U.S.$

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its Board of Directors has approved an expansion at its nitrogen facility in Borger, Texas.

The expansion project will add a new urea production unit of approximately 610,000 tonnes, of which approximately 100,000 tonnes will be Diesel Emission Fuel (“DEF”) grade urea. DEF is used to reduce nitrogen oxide (“NOx”) emissions in diesel vehicles and this product will help diversify our end-markets. The project will also increase the annual ammonia capacity for the facility by approximately 145,000 tonnes, bringing the total annual gross ammonia capacity to approximately 635,000 tonnes1. The total capital cost of the project is expected to be approximately $720-million. Construction will fully commence in March 2014, with completion expected in the second half of 2015. During this construction period, the Borger facility is expected to operate at normal production rates.

“Agrium is one of the largest and lowest cost producers of nitrogen in the world. The upgrade and expansion at the Borger facility will continue to grow our nitrogen footprint in this important agricultural region while providing a strong return on investment. The project will ensure the facility’s future longevity, while using the latest in environmental control technology,” said Agrium’s President & CEO, Chuck Magro.

“The expansion project will also provide greater flexibility to meet changes in demand by product and region and reduce our reliance on existing ammonia distribution channels,” added Mr. Magro.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

[1]	As a result of increased urea production (by 610,000 tonnes/yr),existing net ammonia available for sale is expected to decline by approximately 160,000 tonne/yr, to approximately 270,000 tonnes/yr of net ammonia assuming urea runs at full capacity.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to our strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: our potential ability to obtain necessary approvals and consents to complete the Borger project as planned, changes in development plans, capital construction costs, construction progress, potential delays in building and estimated time to complete the expansion, timing of commencement of commercial production and estimate of ultimate production capacity, completion of related infrastructure, availability of equipment and labour, performance of other parties, general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com